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An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the Offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering statement in which such Final Offering Circular was filed may be obtained.

PART II—INFORMATION REQUIRED IN OFFERING CIRCULAR

EXPLANATORY NOTE

           This Post-Qualification Offering Circular Amendment No.1 amends the offering circular of Aspen REIT, Inc. qualified on January 23, 2018, as further amended and supplemented from time to time (the "Offering Circular"), to update information contained in the Offering Circular.

Post-Qualification Offering Circular
Amendment No.1
File No. 024-10762

Subject to Completion, dated February 9, 2018

Preliminary Offering Circular

ASPEN REIT, INC.

1,675,000 Shares

Common Stock

           This offering circular, which we refer to as the Offering Circular, relates to an initial public offering of 1,675,000 shares of common stock, $0.01 par value per share at an initial public offering price of $20.00 per share of Aspen REIT, Inc. Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the NYSE American exchange, or NYSE American, subject to official notice of issuance, under the symbol "AJAX," and we expect our common stock to commence trading upon the closing of this offering. See "Risk Factors—Risks Related to Our Common Stock and This Offering—There is no public market for our common stock and a market may never develop, which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares" and "Description of Capital Stock—Listing" for conditions to the commencement of trading of our common stock.

           We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012. This Offering Circular follows the disclosure format of Part I of Form S-11 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

           We intend to elect and qualify to be taxed as a real estate investment trust, or a REIT, for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2018. To assist us in qualifying as a REIT, among other purposes, stockholders are generally restricted from owning more than 9.8% by value or number of shares, whichever is more restrictive, of our aggregate outstanding shares of all classes and series, the outstanding shares of any class or series of our preferred stock or our outstanding common stock. Our charter contains various other restrictions on the ownership and transfer of our shares, see "Description of Capital Stock—Restrictions on Ownership and Transfer."

           Investing in our common stock involves significant risks that are described in the "Risk Factors" section beginning on page 20 of this Offering Circular. You should carefully consider these risk factors prior to investing in our common stock.

           Maxim Group LLC, which we refer to as the Lead Agent, is acting as lead managing selling agent to offer the shares to prospective investors on a "best efforts" basis. In addition, the Lead Agent may engage one or more sub-selling agents or selected dealers, which we collectively with the Lead Agent refer to herein as the Selling Agents. The Selling Agents are not purchasing the shares offered by us, and they are not required to sell any specific number or dollar amount of the shares in this offering.

	Price to Public	Selling Agent Commissions(1)	Proceeds, before expenses, to Issuer(2)

Per Share	$20.00	$1.40	$18.60

Total Offering Amount	$33,500,000	$2,345,000	$31,155,000

(1)
We have agreed to pay the Selling Agents a commission of 7.0% of the gross proceeds received by us from this offering.

(2)
315 East Dean Associates, Inc., our predecessor and the party from whom we are acquiring our sole asset, has agreed to pay 100% of (i) the Selling Agent commissions payable to the Selling Agents in connection with this offering and (ii) our other offering and contribution transaction expenses, including the acquisition fee payable to ER-REITS, LLC, our manager. See "Plan of Distribution" for a detailed description of compensation payable to the Selling Agents.

           The shares are being offered on a "best efforts/all or none" basis. The offering will commence on the date the offering statement of which this Offering Circular is a part is qualified by the Commission and will terminate on the earlier of: (1) the closing date of this offering, which will occur on or about the date on which investor funds are received for the full amount of shares to be sold in this offering or (2) the date on which this offering is terminated by us. Except for funds from investors participating directly through Selling Agents, all investor funds received from the date of this Offering Circular to the closing date or date of termination of this offering by us will be deposited into an escrow account maintained by Prime Trust, LLC, which we refer to as Prime Trust, as escrow agent until closing. If the offering does not close or is terminated by us, any funds received will be returned promptly, without interest or deduction.

           IN GENERAL, IF YOU ARE NOT AN "ACCREDITED INVESTOR" UNDER APPLICABLE SECURITIES LAWS, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR (I) ANNUAL INCOME OR (II) NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov. For more information concerning the procedures of this offering, please see "Plan of Distribution" beginning on page 171, including the sections "—Investment Limitations" and "—Procedures for Subscribing" therein.

           The Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

Maxim Group LLC

The date of this Offering Circular is                        , 2018

 MANAGEMENT

Our Directors, Director Nominees, Executive Officers

        Upon the completion of this offering and the contribution transactions, our board of directors will consist of four directors, including a majority of independent directors for purposes of the New York Stock Exchange corporate governance listing standards and Rule 10A-3 under the Exchange Act. Each of our directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. The first annual meeting of our stockholders after completion of this offering and the contribution transactions will be held in 2018. Our charter and bylaws provide that a majority of the entire board of directors may at any time increase or decrease the number of directors. However, the number of directors may never be less than the minimum number required by the Maryland General Corporation Law, or MGCL, nor more than 15. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

        The following table sets forth certain information concerning the entities and individuals who are our executive officers, directors, director nominees and certain other key employees:

Name	Age	Position
Stephane De Baets	48	President, Chief Executive Officer and Chairman
Michael Wirth	59	Chief Financial Officer, Secretary and Treasurer
Scott Alper	42	Director Nominee
Allan Grafman	64	Director Nominee
Stephen K. Orr	64	Director Nominee

Executive Officer, Director, and Director Nominee Biographical Information

        Set forth below is the biographical information of our executive officers, directors and director nominees listed above.

        Stephane De Baets.    Stephane De Baets has served as the president and chief executive officer of our company and the chairman of our board of directors since our company's inception. Mr. De Baets has approximately 20 years of experience in asset management, financial structuring, and mergers and acquisitions. Mr. De Baets has advised companies in both Asia and the United States and has significant experience and professional networks in both real estate and hospitality. Mr. De Baets founded Elevated Returns LLC, which is the majority owner of our Manager, and has served as its chief executive officer and president since its formation in April 2014. Since April 2008, Mr. De Baets has been Managing Partner at OptAsia Capital Co., Ltd., a professional financial advisory firm located in Bangkok, Thailand, which is focused on Asian-based transactions and outbound investments for Thai nationals. From February 2003 to April 2008, Mr. De Baets served as head of corporate finance in Bangkok at Grant Thornton LLP, where he advised listed and unlisted companies in their mergers and acquisitions and capital-raising strategies. From February 1999 to March 2001, Mr. De Baets served as director at Devonshire Capital, a boutique investment bank. Mr. De Baets also assisted in structuring and executing several takeovers of listed and unlisted companies. Mr. De Baets received a master's degree in management sciences, finance and marketing from Université Libre de Bruxelle, Solvay Business School, and received a bachelor of arts degree in business administration from Solvay Business School of Management.

        Mr. De Baets is the chairman of our board of directors and we believe that his experience, leadership skills and extensive knowledge of our company and the industry qualify him to serve in this position.

        Michael Wirth.    Michael Wirth has served as the chief financial officer, secretary and treasurer of our company since its inception and has been a C-suite executive for over 16 years. During his career he has led and executed five initial public offerings of newly organized or start-up companies. Mr. Wirth has over 32 years of experience in the financial services and real estate sectors. Since April 2016, Mr. Wirth has been the chief financial officer and chief operating officer for Cape Advisors, Inc., a real estate development company in New York City, Long Island and New Jersey. In addition, Mr. Wirth currently serves as lead independent director on the board of Quontic Bank, a community bank, and serves as the chairman of its executive committee and the audit committee. From January 2014 to March 2016, Mr. Wirth served as the chief executive officer and chairman of the board of directors at Maiden Lane Jewelry, Ltd., a wholesaler and manufacturer of jewelry with sales to independent jewelry retailers. From August 2012 to February 2014, Mr. Wirth was the founding principal of Quiddity Group LLC, a corporate advisory firm, providing real estate and regulatory advisory services to real estate and hospitality entities and financial services enterprises. From November 2006 to July 2012, Mr. Wirth served as the chief financial officer, executive vice president and chief compliance officer at KCAP Financial, Inc. (formerly Kohlberg Capital Corporation), a NASDAQ-listed business development company ("KCAP") that makes debt and equity investments in middle-market companies, and the chief financial officer of Katonah Debt Advisors, its wholly owned asset manager. From 2003 to 2006, Mr. Wirth was a co-founder, chief financial officer and executive vice president of New York Mortgage Trust, Inc., a mortgage REIT that completed its initial public offering in 2004, and is listed as NYMT on NASDAQ. From 2002 to 2003, Mr. Wirth served as the chief financial officer of Newcastle Investment Corp. (now known as Drive Shack Inc.), a mortgage REIT; Mr. Wirth also served as a senior vice president of Fortress Investment Group LLC, the external advisor of Newcastle, from 2002 to 2003. From 2000 to 2002, Mr. Wirth served as the senior vice president and chief financial officer of Charter Municipal Mortgage Acceptance Company (now known as Centerline Holding Company), a multi-family residential finance company, American Mortgage Acceptance Company, a mortgage REIT, and Aegis Realty Inc., a retail property REIT; Mr. Wirth also served as a senior vice president of Related Capital Company, which externally managed each of the foregoing companies, from 2000 to 2002. From 1997 to 2000, Mr. Wirth served as a vice president at CGA Investment Management, Inc., a monoline insurer of structured debt and an investor in real estate and asset-backed securities. From 1983 to 1997, Mr. Wirth was a senior manager with Deloitte & Touche LLP, a multinational professional services firm, and specialized in transaction, valuation and consulting services to the real estate and financial services industries. Mr. Wirth received a bachelor of business administration degree from Georgia State University and is a member of the American Institute of Certified Public Accountants.

        In 2012, Mr. Wirth, in his capacity as Chief Financial Officer of KCAP Financial, Inc. (NASDAQ:KCAP), entered into a joint administrative settlement (along with KCAP Financial Inc.'s Chief Executive Officer and Chief Operating Officer) with the Commission as a result of a restatement of the financial statements for KCAP Financial, Inc. arising out of the valuation for KCAP Financial, Inc.'s assets. Without admitting or denying the findings of the Commission, Mr. Wirth consented to the entry of an order instituting cease-and-desist proceedings against him and paid a civil fine of $50,000. A cease-and-desist order was imposed against Mr. Wirth requiring that he not commit future violations of Section 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 12b-20, 13a-1, 13a-11 and 13a13 promulgated thereunder. In connection with this matter, the Commission did not allege that Mr. Wirth engaged in fraudulent conduct, or acted recklessly or intentionally.

        Scott Alper.    Mr. Alper currently serves as the President and Chief Investment Officer as well as a partner at Witkoff Group LLC ("Witkoff") a privately held, global real estate development and investment firm headquartered in New York City. Mr. Alper is responsible for overseeing all aspects of Witkoff's investments, operations, leasing, development, and financings. Since joining Witkoff in September 1997, Mr. Alper has overseen both equity and structured investments predominately in residential, hospitality, and office asset classes. Mr. Alper holds a bachelor of sciences degree from the

New York University Stern School of Business and currently is on the Board of Governors of the Real Estate Board of New York and the Board of the Madison Square Park Conservancy.

        Allan Grafman.    Mr. Grafman has served as an officer and/or director of a number of companies over the past 35 years. Since January 1996, Mr. Grafman has served as the chief executive officer of All Media Ventures, which he founded and which assists companies with raising capital, identifying market opportunities, licensing brands and developing business. From September 2005 to September 2013, he served as operating partner of Mercury Capital Partners, a private equity investment fund. From 2002 to 2005, Mr. Grafman served as president of Archie Comics. Mr. Grafman also served as president and chief executive officer of Modelwire from 2000 to 2001. Earlier in his career, Mr. Grafman served as executive vice president and chief financial officer of Hallmark Entertainment, vice president and managing director of Tribune Company and vice president and general manager of Disney/ABC/Capital Cities Cable Television. Mr. Grafman served as chairman of the board of Majesco from May 2007 to December 2014. Mr. Grafman is also active in a number of corporate governance advisory boards, including the National Association of Corporate Directors. Mr. Grafman holds masters degrees in finance and economics from Columbia University, and a bachelor of arts degree from Indiana University in Russian language and literature.

        Stephen K. Orr.    Mr. Orr co-founded Orr Associates, Inc., a consulting firm with offices in Washington, D.C. and New York City that supports operations and fundraising for nonprofits, in May 1991, and currently serves as managing partner and board member. He is responsible for coordinating strategy and execution for capital campaigns and fundraising events. Mr. Orr has served on the board of CariClub Inc. since June 2015, and has been Managing Member of Project 5A LLC since October 2009, Orr Family Aspen LLC since December 2016, and Keala Ranch #5 LLC since February 2017. Mr. Orr holds a masters degree in international management from the Thunderbird School of Global Management at Arizona State University and a bachelor of arts degree in finance and marketing from Michigan State University.

 PRINCIPAL STOCKHOLDERS

        The following table presents information regarding the beneficial ownership of our common stock before and after giving effect to this offering and the contribution transactions, with respect to:

  •
  each person who is the beneficial owner of more than 5% of our outstanding common stock;

  •
  each of our directors, director nominees and named executive officers; and

  •
  all of our directors, director nominees and executive officers as a group.

        Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment powers. Except as indicated in the footnotes to the table below, the business address for each of the persons named below is c/o Elevated Returns, LLC, 96 Spring Street, 6th Floor, New York, New York, 10012.

	Common Stock and OP Units Beneficially Owned
	Immediately Prior to the Completion of this Offering and the Contribution Transactions				Upon the Completion of this Offering and the Contribution Transactions
Name of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percentage of All Shares of Common Stock	Number of OP Units in our Operating Partnership Beneficially Owned	Percentage of All OP Units in our Operating Partnership	Number of Shares of Common Stock Beneficially Owned	Percentage of All Shares of Common Stock(2)	Number of OP Units in our Operating Partnership Beneficially Owned	Percentage of All OP Units in our Operating Partnership(3)
Directors, Director Nominees and Named Executive Officers:
Stephane De Baets(4)	100	100.0%	—	—	—	—	1,743,368	51.0%
Michael Wirth	—	—	—	—	—	—	—	—
Scott Alper	—	—	—	—	—	—	—	—
Stephen K. Orr	—	—	—	—	—	—	—	—
All Directors, Director Nominees and Executive Officers as a Group (5 persons)	100	100.0%	—	—	—	—	1,743,368	51.0%
Beneficial Owners of More than 5% of Outstanding Common Stock and Certain Other Stockholders:
315 East Dean Associates, Inc.(4)	—	—	—	—	—	—	1,743,368	51.0%

*
Denotes less than 1%.

(1)
A person is deemed to be the beneficial owner of any common stock or OP units in our operating partnership if that person has or shares voting power or investment power with respect to those common stock or OP units, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. As used herein, "voting power" is the power to vote or direct the voting of common stock or OP units and "investment power" is the power to dispose or direct the disposition of common stock or OP units.

(2)
Assumes a total of 1,675,000 shares of our common stock are outstanding immediately upon the completion of this offering.

(3)
Assumes a total of 3,418,368 OP units are outstanding immediately upon the completion of this offering, of which 1,675,000 OP units will be held by us. OP units may be exchanged for cash or, at our option, shares of our common stock on a one-for-one basis under certain circumstances beginning 12 months after the closing of this offering.

(4)
Mr. De Baets is the beneficial owner of OP units. His 1,743,368 OP units are held indirectly through 315 East Dean Associates, Inc., an entity in which Mr. De Baets is an indirect investor and serves as the president. Concurrent with this offering, we expect to redeem at cost the 100 shares of our common stock held by Mr. De Baets.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Material Benefits to Related Parties

        Upon the completion of this offering and the contribution transactions, our executive officers, directors and director nominees will have received material financial and other benefits, as described below.

Stephane De Baets

        In the case of Stephane De Baets, our chairman, chief executive officer and president, an entity in which Mr. De Baets is an indirect investor and serves as the president will have received 1,743,368 OP units and $32.5 million in cash; Mr. De Baets' pro rata portion of the historical net tangible book deficit of the St. Regis Aspen Resort as of September 30, 2017, is estimated to be approximately $2.5 million. In addition, Mr. De Baets will have received the benefits of the indemnification agreement and the registration rights agreement as described below.

Michael Wirth

        Michael Wirth, our chief financial officer, secretary and treasurer, will have received the benefits of the indemnification agreement as described below.

Scott Alper

        Scott Alper, a director nominee, will have received the benefits of the indemnification agreement as described below.

Stephen K. Orr

        Stephen K. Orr, a director nominee, will have received the benefits of the indemnification agreement as described below.

Allan Grafman

        Allan Grafman, a director nominee, will have received the benefits of the indemnification agreement as described below.

 PART III—EXHIBITS

EXHIBIT INDEX

Exhibit number		Exhibit description
1.1	†	Form of Selling Agency Agreement by and between Aspen REIT, Inc. Aspen OP, LP and the Lead Agent

2.1	†	Form of Articles of Amendment and Restatement of Aspen REIT, Inc.

2.2	†	Form of Amended and Restated Bylaws of Aspen REIT, Inc.

2.3	†	Form of Amended and Restated Agreement of Limited Partnership of Aspen OP, LP

3.1	†	Specimen Common Share Certificate of Aspen REIT, Inc.

4.1	†	Form of Subscription Agreement for this offering

6.1	†	Form of Registration Rights Agreement, by and among Aspen REIT, Inc. and the parties listed on Schedule I thereto

6.2	†	Form of Indemnification Agreement by and between Aspen REIT, Inc. and each of its directors and executive officers

6.3	†	Form of Management Agreement by and among Aspen REIT, Inc., Aspen OP, LP and ER-REITS, LLC.

6.4	†	Form of Contribution Agreement among each seller named therein, Aspen REIT, Inc. and Aspen OP, LP

6.5	†	Operating Agreement dated as of September 29, 2010 between 315 East Dean Associates, Inc. and Sheraton Operating Corporation

6.6	†	Third Amendment to Operating Agreement, dated as of April 3, 2013, among 315 East Dean Associates, Inc. and Sheraton Operating Corporation.

6.7	†	Amended and Restated Loan Agreement dated as of April 3, 2017, by and among 315 East Dean Associates, Inc. and Garfield SRA Mortgage Investment, LLC, as lender.

6.8	†	Form of Assumption, Joinder and Amendment Agreement, by and among 315 East Dean Associates, Inc., Aspen Owner, LLC, Aspen TRS, LLC, Stephane De Baets, ER Merry Way LP and Garfield SRA Mortgage Investment, LLC

6.9	†	Form of Owner Agreement among Aspen TRS Operating Tenant, LLC, Aspen Owner, LLC and Sheraton Operating Corporation

8.1	†	Form of Escrow Agreement between Aspen Reit, Inc., Maxim Group, LLC and Prime Trust, LLC.

10.1	†	Power of Attorney (included on the signature page to the offering statement)

11.1	†	Consent of Clifford Chance US LLP (included in Exhibit 12.1)

11.3	†	Consent of Grant Thornton LLP

11.4	†	Consent of Grant Thornton LLP

12.1	†	Opinion of Clifford Chance US LLP (including consent of such firm)

13.1	†	Press Release

13.2	†	Investor Presentation

13.3	†	Soliciting materials

13.4		Additional soliciting materials

15.1	†	List of subsidiaries of Aspen REIT, Inc.

*
To be filed by amendment.

†
Filed previously.

 SIGNATURES

        Pursuant to the requirements of the Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 9, 2018.

Aspen REIT, Inc.
By:	/s/ STEPHANE DE BAETS
	Name:	Stephane De Baets
	Title:	President and Chief Executive Officer

        This offering statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

/s/ STEPHANE DE BAETS Stephane De Baets	President, Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	February 9, 2018
/s/ MICHAEL WIRTH Michael Wirth	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)	February 9, 2018

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MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PART III—EXHIBITS
EXHIBIT INDEX
SIGNATURES